# tastyworks, Inc.
# Financial Report
# December 31, 2020

Filed public information pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934.

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-69649 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/20_____ AND ENDING _____12/31/20_____
                                                    MM/DD/YY                                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **tastyworks, Inc.**

| OFFICIAL USE ONLY |
| --- |
| _____ |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 W. Fulton Market St., Suite 220
_____
(No. and Street)

Chicago                           IL                    60607
_____
(City)                            (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Sheridan                                                    (312) 724-7075
_____
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
_____
(Name – *if individual, state last, first, middle name*)

30 S. Wacker Dr., Suite 3300   Chicago                IL              60606
_____
(Address)                      (City)                (State)         (Zip Code)

**CHECK ONE:**

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Scott Sheridan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of tastyworks, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:
Scott Sheridan
8EF569314C0F448...

Signature

Chief Executive Officer

Title

Note: Due to difficulties resulting from the COVID-19 pandemic, this Oath and Affirmation is being submitted with a secure electronic signature and without notarization.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Contents



## Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of tastyworks, Inc.

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of tastyworks, Inc. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*RSM US LLP*

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 25, 2021

1

**tastyworks, Inc.**
**Statement of Financial Condition**
**December 31, 2020**

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 89,279,418 |
| Receivable from broker dealers, net | | 22,701,146 |
| Securities owned, at fair value | | 45,402 |
| Accounts receivable, net | | 1,314,445 |
| Receivable from parent | | 49,358 |
| Fixed assets and internally developed software, less accumulated depreciation and amortization of $7,267,422 | | 2,172,629 |
| Right-of-use assets | | 686,004 |
| Other assets | | 1,264,932 |
| **Total assets** | **$** | **117,513,334** |

**Liabilities and Shareholder's Equity**

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 2,078,570 |
| Accrued payroll and related liabilities | | 52,277 |
| Securities sold, not yet purchased, at fair value | | 3,335 |
| Lease liability | | 994,232 |
| Deferred tax liability, net | | 134,163 |
| **Total liabilities** | | **3,262,577** |
| | | |
| **Shareholder's equity** | | **114,250,757** |
| | | |
| **Total liabilities and shareholder's equity** | **$** | **117,513,334** |

*See Notes to Statement of Financial Condition*

1. **Organization and Nature of Business**

   tastyworks, Inc. ("tastyworks" or "the Company") is a wholly-owned subsidiary of tastytrade, Inc. ("tastytrade" or "the Parent"). On January 20, 2021, the Parent entered into a merger agreement with IG Group Holdings plc. The merger is expected to close in May 2021, at which time there will be a change in control of the Company. The Company introduces customers to the financial markets by facilitating trades through an online platform. Commissions and payment for order flow are earned from customers and execution partners, respectively, on a per trade basis.

   tastyworks is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), effective March 10, 2016. The Company also became a member of the National Futures Association (NFA) effective August 26, 2016. The Company launched operations on January 3, 2017 and conducts business on a fully disclosed basis with Apex Clearing Corporation, pursuant to the clearing agreement. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and files an Exemption Report as described in SEA Rule 17a-5.

2. **Summary of Significant Accounting Policies**

   **Basis of presentation**

   The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition.

   **Use of estimates**

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   **Cash and cash equivalents**

   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   **Fixed assets and internally developed software**

   Fixed assets and internally developed software are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the useful life ranging from three to seven years.

   **Accounting for internally developed software**

   During the application development stage, management capitalizes, as long-lived assets, certain costs incurred up until the point at which the software is substantially complete and ready for release. Those costs include the external direct costs of materials consumed and services provided by third party vendors during the development process. All payroll and payroll-related costs, including travel incurred by the developers is also capitalized during this phase. With release of the application on January 2, 2017 there were no more costs capitalized and depreciation began to be allocated equally over the 3-year useful life. Internally developed software was fully depreciated as of December 31, 2020.

   **Income taxes**

   The Company is organized as a C Corp and is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Currently enacted tax laws and rates applicable to the period in which the deferred tax is expected to be realized or settled are used, as prescribed in FASB ASC 740. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

**(Summary of Significant Accounting Policies, continued)**
A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company did not have any material amounts accrued for interest penalties at December 31, 2020. Interest or penalties on income taxes, if incurred, are recognized on the Statement of Operations. There were no material uncertain tax positions at December 31, 2020.

The Company is generally no longer subject to U.S. Federal, state, and local tax examination by tax authorities for years prior to 2017.

**Revenue recognition**
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue recognition standard. The transaction price in a contract is allocated to each distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied.

*Commissions*
Commissions revenues, and related pass-through clearing expenses, are earned through the facilitation of trades for customers in individual equities, equity options, index products, index options, futures and options on futures. The Company believes the execution of these trades is the single performance obligation to the customer and therefore transactions are recorded on a trade-date basis.

*Payment for order flow*
Payment for order flow is generated from execution partners who accept trades from customer securities transactions. The Company believes its performance obligation is met when trade orders sent to the execution partner are filled and therefore revenue is recognized on a trade-date basis.

Receivables from customer contracts:

| Contract assets | 2020 | 2019 |
|---|---|---|
| Commissions receivable | $ 4,534,353 | $ 2,365,007 |
| Payment for order flow receivable | 4,572,302 | 3,233,585 |
| **Total contract assets** | **$ 9,106,655** | **$ 5,598,592** |

*Principal transactions, interest and dividends*
Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis and are included in the principal transactions on the Statement of Operations. Interest earned is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

**Recently adopted accounting pronouncements**
*Current expected credit losses*
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts, as opposed to delaying recognition until the loss was probable of occurring. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019. The Company adopted ASU 2016-13 effective on January 1, 2020 using the modified retrospective method. The material assets within the scope of the new standard include the Company's receivables from broker dealers, vendors, and customers. These assets are either short-term receivables for which collection is reasonably assured or no allowance for credit is available. As such, the overall impact of the new standard does not have a material impact on the financial statements.

3. **Receivables**

Amounts receivable from our broker-dealers at December 31, 2020 consisted of the following:

| | |
|---|---:|
| Cash deposit – minimum deposit required with Apex | $ 2,000,000 |
| Cash deposit – excess deposit with Apex | 6,010,026 |
| Cash balance – PAB accounts | 847,785 |
| Receivable from broker-dealers | 13,843,335 |
| **Total receivable from broker-dealers, net** | **$ 22,701,146** |

All fees due to our clearing-brokers are netted against the amounts owed to the Company each period. This includes monthly minimum clearing fees of $64,500 charged by the Company's clearing partner.

At the end of each month, all outstanding customer debit balances are deducted from the amount owed to the Company and added to an unsecured reserve account. As of December 31, 2020, the unsecured reserve totaled $4,823,389, which is included in the receivable from broker dealers line on the Statement of Financial Condition. The Company records an allowance against the unsecured reserve to account for the possibility that customers will not repay their debit balances. As of December 31, 2020, the allowance was $362,402.

There are instances in which the Company reaches a payment arrangement with a customer to repay all or part of the outstanding debit balance. In these cases, the entire debit balance is written-off from the unsecured reserve at Apex and recorded as a receivable from customers, which is included in the accounts receivable line on the Statement of Financial Condition. If the Company does not receive a payment for a period of 6 months, an allowance against the customer's balance owed to the Company is recorded. The total receivables from customers as of December 31, 2020 was $1,445,112 and the allowance for bad debts on customer receivables was $130,667.

4. **Fixed assets and internally developed software**

Fixed assets and internally developed software consisted of the following:

| | Useful Lives | December 31, 2020 |
|---|---|---:|
| Equipment | 5 years | $ 3,610,622 |
| Computers | 5 years | 177,883 |
| Furniture & fixtures | 7 years | 488,972 |
| Leasehold improvements | 7 years | 1,821,221 |
| Software | 3 years | 226,571 |
| Internally developed software | 3 years | 3,114,783 |
| **Total cost:** | | 9,440,051 |
| | | |
| Less: accumulated depreciation and amortization | | (7,267,422) |
| **Total fixed assets and internally developed software, net** | | **$ 2,172,629** |

5. **Related parties**

The Company entered into an expense sharing agreement with the Parent, whereby, all payroll and benefit expenses will be paid by the Parent and reimbursed by the Company at cost. Compensation, benefits and payroll taxes paid by the Parent for staff of the Company, including allocated marketing and developer staff expenses of the Parent, totaled $9,029,298. The total of these expenses was recorded as compensation and benefits expense on the Company's Statement of Operations. At December 31, 2020, the Company had a $316,687 credit from the Parent for payroll and benefit expenses.

The Parent has a 401(k) plan covering eligible employees, under which the Parent makes matching contributions pursuant to the plan document. At December 31, 2020, $14,695 remained due to the Parent for matching contributions. This is included in the total payroll and benefit expense due to the Parent noted above.

**(Related parties, continued)**

The Company entered into a Master Content and Trading Platform License, and Marketing Services Agreement (the "Agreement") with the Parent. Whereas the Company agreed to pay the Parent in exchange for licensing of its educational content and web-based trading platform along with marketing services performed on the Company's behalf. At December 31, 2020, the balance of the payable for licensing and marketing services was fully paid.

The Parent also owns a subsidiary associated with the Company, tastyworks Australia Pty Ltd. ("tastyworks AUS"), that began operations in the second quarter of 2019. As tastyworks AUS offers the trading platform of the Company to users located in the country of Australia, the Company periodically transmits funds to tastyworks AUS for operating expenses.

Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. At December 31, 2020, the Company owed the Parent a taxes in the amount of $267,329. This is included in the Receivable from Parent line on the statement of financial condition.

In 2019, the Company entered into an agreement with the CME to receive a rebate on exchange fees in the net amount of the Company's for total increases in activity at CME compared to the rest of the market. This rebate can only be applied to expenses for marketing CME products. These expenses are paid by the Parent and reimbursed by the Company, who is subsequently reimbursed by the CME. As of December 31, 2020, there were no expenses owed to the Parent.

There are employees of the Company who have received incentive stock options from the Parent. In 2017, 281,000 incentive stock options were granted to employees of the Company.

The value of stock option awards granted to employees was estimated using the Black-Scholes option-pricing model. This determination was affected by the estimated stock price at grant date (equal to the exercise price in the case of option awards), which was derived from internal cash flow analyses performed by management, as well as award term and assumptions regarding expected volatility, risk-free interest rate, and expected dividends. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

6. **Income taxes**

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes (FASB 109)." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

On December 22, 2017, H.R.1, "An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018" (the "Act"), was enacted by the U.S. federal government. The Act provides for significant changes to corporate taxation including the decrease of the corporate tax rate to 21%. As of December 31, 2020, the Company considers the accounting for the effects of the rate change on the Company's deferred tax balances to be complete.

**(Income taxes, continued)**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

|  | | 2020 |
|---|---|---|
| Deferred tax assets: | | |
| Deferred operating lease | $ | 283,406 |
| Allowance for bad debts | | 140,549 |
| Accrued professional fees | | 10,757 |
| Capital loss | | 103,300 |
| State depreciation adjustment | | 60,047 |
| **Deferred tax assets** | | **598,059** |
| Less valuation allowance | | (103,300) |
| **Total deferred tax assets** | $ | **494,759** |
| | | |
| Deferred tax liabilities: | | |
| Depreciation | | (425,667) |
| Right-of-use assets | | (195,546) |
| Prepaid insurance | | (7,710) |
| **Total deferred tax liabilities** | $ | **(628,922)** |
| | | |
| **Total net deferred taxes** | $ | **( 134,163)** |

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $103,300 valuation allowance at December 31, 2020 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $21,373. At December 31, 2020, the Company has no available federal and state net operating loss carryforwards.

The Company files income tax returns in the U.S. and Illinois as part of a consolidated group and is therefore subject to periodic audits by these tax authorities.  The Company is subject to examination by the Internal Revenue Service and Illinois Department of Revenue for 2017 and later years.

7. **Leases and related agreements**

A lease is a contract, or part of a contract, that conveys the right to control the use of the identified property or equipment for a period of time in exchange for consideration. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of the existing contracts are changed. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company has a lease obligation for office space, which is an operating leases with initial noncancelable terms in excess of one year. As of December 31, 2020, there were 28 months remaining on the Company's lease. This lease contains a renewal option for five years. Since the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term and associated payments under the renewal option are excluded from lease payments. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company is required to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

**(Leases and related agreements, continued)**

The Company recognizes a right-of-use ("ROU") lease asset and lease liability on the statement of financial condition for all leases with a term greater than 12 months at the commencement date of the lease. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease asset, which represents the right to use the underlying asset during the lease term, is measured based on the carrying value of the lease liability, and is adjusted for other items, such as lease incentives and uneven rent payments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment on the commencement date of the lease. The discount rate used for the Company's office space lease is 4.16%.

Amounts reported on the statement of financial condition as of December 31, 2020 were as follows:

| | |
|---|---|
| Operating lease ROU assets | $ 686,004 |
| Operating lease liabilities | (994,232) |

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are as follows:

| Year | Rent |
|---|---|
| 2021 | $ 439,707 |
| 2022 | 450,666 |
| 2023 | 151,448 |
| Subsequent years | - |
| **Total remaining payments** | **1,041,821** |
| | |
| Less: imputed interest | (47,589) |
| **Lease liability** | **$ 994,232** |

8. **Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

9. **Net capital requirements**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% aggregate debits. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to $250,000, which is the greater of its requirements under Regulation 1.17 under Commodity Exchange Act or Rule 15c3-1. At December 31, 2020, the Company's net capital was $104,719,142 which was $104,469,142 in excess of its minimum requirement of $250,000. The net capital rules might effectively restrict the distribution of equity to the Parent.

10. **Off-balance-sheet risk and concentration of credit risk**

   Customers' transactions are introduced to and cleared through Apex Clearing Corporation, the Company's clearing broker.  Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations.  In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines.  Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

   The Company conducts business with a broker-dealer for its trading activities. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to agreements. The Company monitors the credit standing of this broker on an ongoing basis. In the event the broker is unable to fulfill its obligations, the Company would be subject to credit risk.

   The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

11. **Contingencies**

   The Company is subject to certain legal, regulatory, and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

12. **Subsequent Events**

   The Company has evaluated events subsequent to the date the financial statements were issued.  Other than the merger agreement included in Note 1, there have been no material subsequent events that occurred during such period which require disclosure in this report.